Exhibit 2.01

Conflict Minerals Report of Himax in accord with Rule 13p-1 under the Securities Exchange Act of 1934

Summary

This is the Conflict Minerals Report of Himax for calendar year 2019 in accord with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”). Numerous terms in this Report are defined in Rule 13p-1 and Form SD and the reader is referred to those sources and to the 1934 Act Release No. 34-67716 (the year of 2012) for such definitions.

In accord with Rule 13p-1, Himax undertook due diligence to seek to determine whether the necessary conflict minerals in the products placed into commerce by Himax were or were not “DRC Conflict Free”. Himax designed its due diligence measures to be in conformity, in all material respects, with the nationally or internationally recognized due diligence framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas Third Edition (“OECD Framework”) and related Supplements for each of the conflict minerals. For the purposes of this report, the products placed into commerce by Himax are Himax’s principal driver IC and module products that are critical components in display technology. These products are generally used in consumer electronics products such as desktop monitors, notebook computers, televisions and mobile phones. As a result of our due diligence efforts, Himax has concluded in good faith that during 2019 and with respect to the necessary conflict minerals that originated or may have originated from the Covered Countries, Himax’s principal driver IC and module products are “DRC Conflict Free” (as defined).

Himax’s due diligence measures were based on multi-industry initiatives with the smelters and refiners of conflict minerals who provide those conflict minerals to Himax’s affected suppliers. Himax as a purchaser is many steps removed from the mining of the conflict minerals. Furthermore, Himax does not buy raw ore or unrefined conflict minerals or make direct purchases from the Covered Countries. The origin of the conflict minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral containing derivatives. The smelters and refiners are the consolidating points for raw ore and are in the best position in the total supply chain to know the origin of the ores.

Section (1) –Reasonable Country of Origin Inquiry (RCOI)

Himax has verified a total of 36 affected suppliers provided the materials containing tin, tungsten, tantalum, and gold (hereinafter “3TG”). All affected suppliers have followed by Himax’s inquiry to response the origin of 3TG using Conflict Minerals Reporting Template (CMRT) developed by Responsible Minerals Initiative (RMI), and found not all from recycled or scrap sources.

Section (2) – Due Diligence

Himax has taken the following measures to exercise due diligence on the source and chain of custody of the conflict minerals in its products. With respect to the period covered, the design of the due diligence measures described in Himax’s Conflict Minerals Report (herein after “CMR”) conforms generally with the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas, as further set out in the specific guidance for downstream companies contained in the Supplement on Tin, Tantalum, and Tungsten and the Supplement for Gold (hereinafter collectively “OECD Guidance”). Below five steps have been taken by Himax in compliance of OECD Guidance:

STEP 1: ESTABLISH STRONG COMPANY MANAGEMENT SYSTEMS

a.	Himax has adopted and communicated to affected suppliers and the public a company policy that is consistent with that of OECD framework (OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition), for the supply chain of conflict minerals originating from conflict-affected and high-risk areas in the Covered Countries. In addition, Himax has designed and implemented Conflict Minerals Control Procedures which serve as the basis for our internal management system and define the roles and responsibilities of our conflict mineral team.
b.	Himax maintained a cross-functional internal conflict mineral team under the direction of Himax's President and Chief Executive Officer, also the approver of finalized conflict minerals related materials such as SEC filing and public disclosure. Such team comprises of QC Engineering Department, Supplier Management Department, Procurement Department, Finance & Accounting Division, and Legal Division. The QC Engineering Department is dedicated to lead, coordinate, and implement Conflict Minerals control system including due diligence related efforts, while the other departments provide supplier communication, SEC filing, legal, and other supports. Himax's Board of Directors reviewed and approved the Conflict Minerals Report prior to the annual filing.

c.	Himax has implemented a conflict mineral control system to aim for transparency of its conflict minerals supply chain. We used CMRT developed by Responsible Minerals Initiative (RMI) in RBA to standardize collection of due diligence information in the supply chain. The information submitted by suppliers includes information gathered by those suppliers about the smelters identified in their own supply chains. The information was used by Himax to assess due diligence efforts implemented by suppliers, and to identify smelters. We required the CMRT survey results and other records relating to our conflict minerals program to be retained in the computerized database for 5 years, in accordance with the OECD guidance.
d.	Himax has strengthened its engagement with affected suppliers. Himax has maintained its CM Supplier Communication Kit which including Himax's CM Supplier Cover Letter and CM Certification Letter and has sent to affected suppliers as the primary communications to notify them of Himax’s policy, expectations, RBA's instruction, and the SEC rules. To further strengthen suppliers’ engagement, Himax embedded its Conflict Minerals Management requirements in the Management Rules of Environmental Restricted Substances that is updated and distributed to its suppliers at least once a year.
e.	Himax has multiple longstanding mechanisms whereby employees and affected suppliers can report violations of its policies. In Himax's company website, we provide the contact email (HX_CM@himax.com.tw) for suppliers and other stakeholders for addressing any questions, comments or suggestions regarding conflict minerals program. Also, on Himax's CM Supplier Cover Letter listed the Conflict Mineral Reporting Hotline, and appropriate unit will be assigned to handle reporting issues. Himax has also provided training to relevant employees on its conflict minerals policies both through internal communications and company website.

STEP 2: IDENTIFY AND ASSESS RISKS IN THE SUPPLY CHAIN

Himax, because of its size, the complexity of its products and the depth, breadth and constant evolution of its supply chain, finds it difficult to identify actors upstream from its direct principal driver IC and module products suppliers even though Himax is in direct personal contact with the immediate suppliers and has obtained assurances in conversation and writing (by CMRT) of their upstream smelters and Conflicted Minerals’ origins. Given the facts above, the affected immediate suppliers (“the affected suppliers”) were our surveying targets to identify the smelters in Himax supply chain.

Himax requires suppliers to provide material data sheets with their product delivery to QC Engineering Department and thus QC Engineering Department is capable of controlling a complete supplier list and product list. We identified, to our best effort, the 3TG in Himax’s supply chain by utilizing the material data sheets and our Green Product database to mark the 3TG materials in the supply chain and to identify the suppliers who provided these materials (“the affected suppliers”). During the 2019 reporting year, Himax has identified 36 affected suppliers and surveyed 100% of them with CMRT. The CMRT questionnaire survey included questions regarding a supplier’s responsible sourcing policies, its practices for engaging with its upstream suppliers, a request to list all smelters from which its 3TG were sourced, and other detailed questions concerning the origins of 3TG contained in the supplier’s products as well as its 3TG due diligence policies and procedures.

To our best effort, we reviewed and cross-checked the reasonableness and consistency of the information collected from CMRT survey via RMI Conflict Metals Reporting Template Review Checklist. The survey responses and review notes are recorded.

STEP 3: DESIGN AND IMPLEMENT A STRATEGY TO RESPOND TO IDENTIFIED RISKS

Himax has designed and implemented a strategy to respond to identified risk as the following:

a.	Himax’s QC Engineering Department communicates findings of the supply chain risk assessment to the top management.
b.	Himax relies on CMRT and updates of Responsible Minerals Assurance Process (RMAP) compliant smelter list when conducting this survey. Our suppliers are expected to remove non-compliant smelters from Himax's supply chain. We will also escalate to our customers if the survey results may be against with Himax’s CM policy or customer’s CM expectation to seek advanced risk mitigation plan.
c.	Periodically, Himax compares the smelters identified by the affected suppliers against the smelters on the RMAP compliant smelter list, grants its suppliers time to remove non-compliant smelters, and keeps tracking their remediation plans. Himax has included Conflict Minerals as part of the supplier audit and supplier evaluation items. The Company may exercise the supplier audits specifically for compliance of Conflict Minerals Rules to facilitate its supplier's CM management system. Furthermore, Himax may mark a supplier as high-risk if it does not remove non-compliant smelters within three months.
d.	As of 2019, Himax only had identified 36 affected suppliers, and had surveyed all its affected suppliers for its CM compliance effort. According to our CMRT survey result, none of the suppliers needs to provide remediation plan to remove non-complaint smelters.

STEP 4: CARRY OUT INDEPENDENT THIRD-PARTY AUDIT OF SMELTER/REFINER'S DUE DILIGENCE PRACTICES

For 2019 reporting cycle, Himax has undertaken the Independent Private Sector Audit (IPSA) of our Conflict Minerals Report in compliance with the requirements set forth in the SEC Conflict Minerals Final Rule and subsequent SEC Guidance. The audit report is set forth in Exhibit A.

STEP 5: REPORT ANNUALLY ON SUPPLY CHAIN DUE DILIGENCE

Himax has filed a Form SD and Conflict Minerals Report to the US Securities and Exchange Commission for the 2019 reporting cycle, on or before the May 31, 2020 deadline.

Forward-looking statement

The activities described in Sections above mitigated the risk that Himax’s necessary conflict minerals benefited armed groups that are perpetrators of human rights abuses in the eastern Democratic Republic of the Congo.

Himax intends to take the following steps to improve its due diligence: (a) continue to maintain close contact with our affected suppliers to allow for continued maintenance of a Conflict Free supply chain; (b) increase the transparency of our supply chain by determining and identifying our affected suppliers’ smelters and origins of Conflict Minerals; and (c) advocate with smelters and refiners to join the Responsible Minerals Assurance Process (RMAP).

Section (3) Product Determination

The principal driver IC and module products placed into commerce by Himax are for the purposes of Himax’s SD and CMR as determined to be DRC Conflict Free under our good faith. The information in these Sections is outlined based upon those product families.

1)	Display driver IC – they are used primarily for any-sized thin film transistor-liquid crystal display (TFT-LCD) panels like mobile, desktop monitors, notebook computers and televisions.
2)	Video processor IC – they are used primarily in TFT-LCD panels to process video image such as convert 2D to 3D pictures.
3)	LCOS micro display model – they are PICO projectors.
4)	CMOS IC – they are image sensors used in customer electronics such as digital camera to process and capture pictures.
5)	Analog IC – they are used primarily to power IC chips and white Light-Emitting Diode (LED) drivers.

These products are outsourced to our 36 affected suppliers to be manufactured in four phases (Fab, Bumping, Taping and Assembly), and the finished driver IC and module products are sold to the downstream electronics industry to be included and assembled in their finished products. Most of these products contain 3GT are necessary for the production of these products.

Himax fully relies on our suppliers for the ultimate veracity of their smelter information, since Himax does not have any direct control over or contact with the smelters. Based on the survey results of our 36 affected suppliers’ returned RMI templates, Himax found no reasonable basis for independently determining that these validated smelters or those undergoing validation processes, sourced Covered Minerals that directly or indirectly finance or benefit armed groups in the Covered Countries.

Exhibit A

Independent Accountants’ Report

To the Board of Directors and Stockholders of Himax Technologies, Inc.:

We have examined:

•	whether the design of Himax Technologies, Inc. (the “Company”) due diligence framework as set forth in section (2) Due Diligence of the Conflict Minerals Report for the reporting period from January 1 to December 31, 2019, is in conformity, in all material respects, with the criteria set forth in the Organisation of Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition 2016 (“OECD Due Diligence Guidance”), and
•	whether the Company’s description of the due diligence measures it performed, as set forth in section (2) Due Diligence of the Conflict Minerals Report for the reporting period from January 1 to December 31, 2019, is consistent, in all material respects, with the due diligence process that the Company undertook.

Management from the Company is responsible for the design of the Company’s due diligence framework and the description of the Company’s due diligence measures set forth in the Conflict Minerals Report, and performance of the due diligence measures. Our responsibility is to express an opinion on the design of the Company’s due diligence framework and on the description of the due diligence measures the Company performed, based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the standards applicable to attestation engagements contained in Government Auditing Standards, issued by the Comptroller General of the United States. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the design of the Company’s due diligence framework is in conformity with the OECD Due Diligence Guidance and whether the description of the due diligence measures the Company performed is consistent with the due diligence process that the Company undertook, in all material respects. An examination involves performing procedures to obtain evidence about the design of the Company’s due diligence framework and the description of the due diligence measures the Company performed. The nature, timing and extent of the procedures selected depend on our professional judgment, including an assessment of the risks of material misstatement of the design of the Company’s due diligence framework and the description of the due diligence measures the Company performed. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Our examination was not conducted for the purpose of evaluating:

•	The consistency of the due diligence measures that the Company performed with either the design of the Company’s due diligence framework or the OECD Due Diligence Guidance;

•	The completeness of the Company’s description of the due diligence measures performed;
•	The suitability of the design or operating effectiveness of the Company’s due diligence process;
•	Whether a third party can determine from the Conflict Minerals Report if the due diligence measures the Company performed are consistent with the OECD Due Diligence Guidance;
•	The Company’s reasonable country of origin inquiry (RCOI), including the suitability of the design of the RCOI, its operating effectiveness, or the results thereof; or
•	The Company’s conclusions about the source or chain of custody of its conflict minerals, those products subject to due diligence, or the DRC Conflict Free status of its products.

Accordingly, we do not express an opinion or any other form of assurance on the aforementioned matters or any other matters included in any section of the Conflict Minerals Report other than the section (2) Due Diligence.

In our opinion,

•	the design of the Company’s due diligence framework for the reporting period from January 1 to December 31, 2019, as set forth in section (2) Due Diligence of the Conflict Minerals Report is in conformity, in all material respects, with the OECD Due Diligence Guidance, and
•	the Company’s description of the due diligence measures it performed as set forth in section (2) Due Diligence of the Conflict Minerals Report for the reporting period from January 1 to December 31, 2019, is consistent, in all material respects, with the due diligence process that the Company undertook.

/s/ KPMG

Taipei, Taiwan

May 22, 2020